Holcim

Investor Relations

Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 80 09

SUPPL

Fax

To:	**File N° 82-4093**
cc:	
Company:	Securities and Exchange Commission, Washington D.C. 20549
Fax number:	+1 202 772 92 07
From:	Carmen Meier carmen.meier@holcim.com
Date:	August 25, 2005/Carmen Meier
Total pages:	9
Subject:	Media Release: **Holcim Ltd - Half-Year Results 2005**

File N° 82-4093

05011208

Please find enclosed the above mentioned media release.

With best regards,

C. Meier

Carmen Meier

dlw 9/15

Corporate Communications

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland

Phone +41 58 858 87 10
Fax +41 58 858 87 19

Holcim

File N° 82-4093

Media release

- Higher sales volumes across all segments
- Net sales up 24.6 percent to CHF 7.870 billion
- Operating EBITDA margin reaches 25.9 percent (first half 2004: 27.2) - factoring out the acquisitions of Aggregate Industries and Ambuja Cement Eastern in 2005, EBITDA margin further increased to 27.4 percent
- Operating profit rises by 35.2 percent to CHF 1.448 billion
- Net income jumps 62.3 percent to CHF 774 million
- Cash flow from operating activities remained virtually unchanged at CHF 686 million (first half 2004: 688)
- Thanks to new consolidations, total number of employees increases to 61,006 (first half 2004: 46,909)

Rewarding Group result

Despite continuously rising energy prices and tougher price competition, Holcim posted a substantial advance in financial results for the first half of 2005. Robust second-quarter demand, further productivity increases and cost savings resulted in solid internal growth.

The integration into the Group of the major acquisitions made at the beginning of the year proceeded on schedule. The Holcim Group has expanded considerably with the acquisition of 100 percent of Aggregate Industries and the first-time consolidation of Indian Group company Ambuja Cement Eastern.

Improved sales were recorded in all segments on the back of a favorable economy worldwide and, with a few exceptions, the positive construction activity. Consolidated cement sales rose by 6.5 percent, with the greatest volume increases achieved in Asia Pacific, followed by Latin America and Africa Middle East. In Europe and North America, Holcim sales remained robust overall, almost entirely canceling out the heavy, weather-related falls of the first quarter of 2005. Consolidated deliveries of aggregates and ready-mix concrete differed between the individual regions; the Group-wide increases of
40.5 percent and 24.6 percent respectively are largely due to the first-time consolidation

of the activities of Aggregate Industries in the second quarter of 2005. In this three-month period, the new Group company sold around 20 million tonnes of aggregates, 2 million cubic meters of ready-mix concrete and 4 million tonnes of asphalt.

Group in million CHF	1st quarter 2005	2nd quarter 2005	1st half 2005	1st quarter 2004[1)]	2nd quarter 2004[1)]	1st half 2004[1)]
Net sales	2,730	5,140	7,870	2,760	3,557	6,317
Operating EBITDA	658	1,379	2,037	694	1,026	1,720
Operating profit	411	1,037	1,448	375	696	1,071
Net income	169	605	774	101	376	477
Cash flow from operating activities	77	609	686	60	628	688

1) Adjusted in line with IFRS 2005.

Consolidated net sales were up by 24.6 percent to CHF 7.870 billion, and operating EBITDA rose by 18.4 percent to CHF 2.037 billion. Better operating results were achieved across the board, with the exception of Latin America, where operating EBITDA edged down by 2.8 percent due to rising energy prices, unfavorable exchange rate movements and heavy price erosion in Brazil and Colombia. Growth was strongest in Group region North America (+47.8 percent), followed by Africa Middle East (+33.5 percent), Europe (+20.2 percent) and Asia Pacific (+9.9 percent). Internal operating EBITDA growth at Group level was 7.2 percent. Factoring out Aggregate Industries and Ambuja Cement Eastern, the EBITDA margin improved to 27.4 percent from 27.2 percent for the prior-year period. When changes to the scope of consolidation are taken into account, the EBITDA margin is, as might be expected, lower – at 25.9 percent. Consolidated operating profit soared by 35.2 percent to CHF 1.448 billion. Net income increased by 62.3 percent to CHF 774 million. Net income attributable to equity holders of Holcim Ltd came to CHF 650 million – an impressive 82.6 percent higher than for the same period in 2004. These results were boosted by both the expanded scope of consolidation and amendments under the International Financial Reporting Standards (IFRS), i.e. the absence of goodwill amortization, which accounted for CHF 122 million in the first half of 2004.

Stable market growth in Europe

After a hard winter in large parts of Europe, construction activity in most markets picked up.

Spain once again emerged as the top performer. Order books in the UK also remained well-filled, despite reduced demand in the infrastructure segment. An increase in residential construction activity led to a revival in demand for cement in France and business conditions were also solid in the Netherlands and Switzerland. In Germany, the construction sector failed to make any significant headway and northern Italy saw a slight decline in activity. By contrast, central and southeast Europe recorded robust demand for construction services.

Holcim Spain reported excellent capacity utilization thanks to solid demand in established markets in the south of the country as well as Madrid. Holcim France Benelux increased sales volumes in France, but saw volumes decline slightly in Belgium due to greater

competitive pressure. A new facility for the manufacture of composite cements based on slag was commissioned in the port of Dunkirk. This strengthens the product range in an important growth segment for the company. Holcim Italy was unable to match last year's high delivery volumes as a result of market factors and weather conditions. However, the expansion of the company's presence in the Milan area led to a marked rise in sales of ready-mix concrete. Holcim Switzerland benefited from major projects in the urban centers of Zurich and Basel, which not only boosted cement sales, but also led to an increase in deliveries of aggregates and ready-mix concrete, in particular. Holcim Germany maintained its market share in a difficult environment and also achieved better selling prices. In central and southeast Europe, Group companies in Romania and Bulgaria led the way with increased volumes.

Overall, in Group region Europe cement deliveries decreased slightly.

One factor of special mention is the expansion of volumes in aggregates and ready-mix concrete; sales rose by 26.2 percent to 35.6 million tonnes and by 22.7 percent to 8.1 million cubic meters respectively. Of these figures, 7.3 million tonnes of aggregates, in addition to 0.7 million cubic meters of ready-mix concrete and 1.4 million tonnes of asphalt, are attributable to Aggregate Industries, which has been fully consolidated since April and has a nationwide presence in the UK.

Europe in million CHF	1st quarter 2005	2nd quarter 2005	1st half 2005	1st quarter 2004[1]	2nd quarter 2004[1]	1st half 2004[1]
Net sales	914	2,152	3,066	981	1,361	2,342
Operating EBITDA	175	563	738	216	398	614
Operating profit	92	430	522	100	281	381

1) Prior-year figures adjusted to certain Group expenditures.

Operating EBITDA increased by 20.2 percent to CHF 738 million. After dropping 19.4 percent in the first quarter of 2005, internal growth was lifted to 2.9 percent. It is worth highlighting the further improvement in results from the Group companies in Germany, Spain and southeast Europe.

Growing demand for cement in North America

Rising demand for construction services in North America shows no signs of abating. In the United States, construction sector investment reached new record levels in the first half of 2005, with industrial and commercial construction making particularly strong gains. Persistent low interest rates also favored residential construction. The US cement industry did its utmost to supply markets with domestic products, but in some regions supplies remained tight and much higher quantities of clinker and cement needed to be imported. In Canada, cement supplies were assured throughout the consistently robust economic conditions.

In this positive environment, Group region North America further increased its consolidated cement deliveries. At the beginning of the year, the states of Texas and Oklahoma, as well as markets in the southeastern US, exhibited the greatest growth

momentum. With the arrival of spring, demand also significantly picked up in the Midwest and along the Mississippi, both of which are important sales regions for Holcim.

Holcim US increased sales revenue in all market regions. Canada witnessed attractive orders and rising prices. St. Lawrence Cement recorded an increase in cement deliveries in the provinces of Ontario and Quebec. On balance, the Canadian Group company saw a slight decline in cement sales volumes because of delivery bottlenecks in the northeastern US markets it also serves.

The North American operations of Aggregate Industries have significantly strengthened Holcim's market position in this Group region. In the United States, the cement business is now ideally complemented in key markets by Aggregate Industries' aggregates, asphalt and ready-mix concrete operations. Therefore, sales of aggregates in North America more than doubled, by 158.8 percent to 20.7 million tonnes, while deliveries of ready-mix concrete expanded by 109.1 percent to 2.3 million cubic meters. In the second quarter, Aggregate Industries sold 12.7 million tonnes of aggregates and 1.3 million cubic meters of ready-mix concrete. Additionally, the company sold 2.6 million tonnes of asphalt.

North America in million CHF	1st quarter 2005	2nd quarter 2005	**1st half 2005**	1st quarter 2004[1]	2nd quarter 2004[1]	**1st half 2004[1]**
Net sales	405	1,295	**1,700**	381	707	**1,088**
Operating EBITDA	43	263	**306**	29	178	**207**
Operating profit	2	192	**194**	-16	130	**114**

1) Prior-year figures adjusted to certain Group expenditures.

Marked price and volume growth at Holcim US, as well as the incorporation of Aggregate Industries in the second quarter, led to a significant improvement in results of Group region North America. Operating EBITDA climbed by 47.8 percent to CHF 306 million. Internal operating EBITDA growth was a substantial 14 percent.

The approval procedure for the construction of a new cement plant north of New York was halted. St. Lawrence Cement wrote off the development and planning costs incurred in full in the second quarter of the year. Reserves for these project costs had already been made in the Group financial statements, so the write-off does not negatively impact on current results. In Ontario, limestone reserves in the strategically important Milton quarry were considerably expanded. These additional raw material reserves have enabled St. Lawrence Cement to secure its position as the leading supplier of high-grade aggregates in the greater Toronto area.

Robust demand for construction materials in Latin America

The Latin American economy continued to gain momentum in the first half of the year. This particularly benefited the construction sector and, with the exception of Central America, cement consumption increased in all markets supplied by Holcim in this Group region. Growth was driven by a combination of public and private sector residential construction and investments in expanding transport infrastructure.

The higher demand also had a positive impact on sales at the Latin American Group companies, and cement sales increased once again.

Holcim Apasco in Mexico took full advantage of significantly stronger domestic demand in the second quarter as well as the opportunity for additional exports of clinker and cement. Sales of aggregates and ready-mix concrete also increased. In Central America, the main source of higher delivery volumes was Cemento de El Salvador, newly consolidated from the beginning of this year. There was a remarkable increase in sales at Holcim Costa Rica. Higher production capacity at the Cartago plant enabled the expansion of clinker exports to Nicaragua.

Group companies in Colombia, Venezuela and Ecuador recorded significant volume increases. Improvements in the order situation in parts of the Brazilian construction sector had a positive impact on shipments of cement by the Group company. Sales of ready-mix concrete declined slightly as a result of optimized distribution networks. In Argentina and Chile, brisk demand for products continued. Minetti and Cemento Polpaico both achieved impressive growth rates.

Latin America in million CHF	1st quarter 2005	2nd quarter 2005	**1st half 2005**	1st quarter 2004[1)]	2nd quarter 2004[1)]	**1st half 2004[1)]**
Net sales	675	789	**1,464**	715	705	**1,420**
Operating EBITDA	250	296	**546**	284	278	**562**
Operating profit	192	234	**426**	207	196	**403**

1) Prior-year figures adjusted to certain Group expenditures.

Operating EBITDA in Group region Latin America contracted by 2.8 percent to CHF 546 million as a result of rising energy costs, negative exchange rate movements and strong price pressure in Brazil and Colombia. The first quarter's 12.3 percent fall in internal EBITDA could be reduced to minus 5 percent for the half-year thanks to a much better second quarter. Meanwhile, further progress on improving cost efficiency was made on several fronts, greater use of alternative fuels was an important factor.

Economic revival in Group region Africa Middle East

Most markets in Group region Africa Middle East enjoyed positive trends, although there were regional differences in growth momentum. The West African group of countries, where business activity was greatly limited by persistent political and economic instability, were once again an exception.

Demand for cement increased in all countries that border the Mediterranean. In Morocco, cement sales were boosted by a combination of motorway construction, the building of public housing and tourism sector investments. Egyptian Cement also increased its domestic deliveries, although a decline in cement exports led to slightly lower sales overall. Holcim Lebanon benefited from both rising demand for construction materials in neighboring countries as well as a rise in construction activity in the greater Beirut area. This also led to a marked expansion in deliveries of ready-mix concrete.

Cement shipments by Group companies in the Indian Ocean region were adversely affected by a sluggish construction sector in Madagascar. Some volume growth was nonetheless generated in aggregates and ready-mix concrete on the island of La Réunion.

Thanks to continuing robust economic growth, Holcim South Africa once again exceeded its already high prior-year results. Shipments rose significantly across all segments.

Africa Middle East in million CHF	1st quarter 2005	2nd quarter 2005	**1st half 2005**	1st quarter 2004[1]	2nd quarter 2004[1]	**1st half 2004[1]**
Net sales	379	480	**859**	325	400	**725**
Operating EBITDA	127	164	**291**	92	126	**218**
Operating profit	107	143	**250**	70	103	**173**

1) Prior-year figures adjusted to certain Group expenditures.

In terms of earnings, Group region Africa Middle East made significant progress. Operating EBITDA increased by 33.5 percent to CHF 291 million. Internal operating EBITDA growth was a rewarding 31.2 percent. All Group companies contributed to the improved result, although it is worth singling out the marked increase in result of Holcim South Africa. Egyptian Cement, Holcim Lebanon and the Group companies in the Indian Ocean region also substantially increased their contributions to the result.

Sustained positive construction activity in Asia Pacific

The construction sector in Group region Asia Pacific continued to make healthy progress in a positive economic environment. Demand increased in the construction sector in practically all Holcim markets, especially Sri Lanka, Thailand and Vietnam, as well as Indonesia, Australia and New Zealand. Growth rates were particularly impressive in India where Holcim, in partnership with Gujarat Ambuja, gained a foothold during the period under review as the promotor and single largest shareholder of the country's second-largest cement group, The Associated Cement Companies. The investment was made via the holding company Ambuja Cement India. In the Philippines, cement consumption was static and in Malaysia the situation remained difficult.

The Group region saw a significant rise in consolidated cement sales. Delivery volumes at Ambuja Cement Eastern in India, which were taken into account from April onwards, had a further positive impact on consolidated volume expansion.

In the cement segment, Siam City Cement in Thailand and PT Semen Cibinong in Indonesia recorded the largest sales increases. Both Group companies benefited from an acceleration in residential construction activity and the expansion of the transport and energy supply infrastructure. The Thai Group company in particular was also able to export significantly larger quantities of cement. Holcim Vietnam's clinker and cement production facilities were practically fully utilized and additional grinding and loading capacity enabled the company to expand its market share in the south of the country. Cement Australia and Holcim New Zealand once again exceeded their already high delivery levels of the prior-year period. Thanks to higher export volumes, total cement sales of Holcim Philippines increased.

Asia Pacific in million CHF	1st quarter 2005	2nd quarter 2005	1st half 2005	1st quarter 2004[1)]	2nd quarter 2004[1)]	1st half 2004[1)]
Net sales	495	598	1,093	466	481	947
Operating EBITDA	117	149	266	117	125	242
Operating profit	72	99	171	59	68	127

1) Prior-year figures adjusted to certain Group expenditures.

The operating EBITDA of Group region Asia Pacific increased by 9.9 percent to CHF 266 million. Siam City Cement once again made the largest contribution to this result. However, the figures were depressed by higher energy costs and more stringent price pressure. In Vietnam, too, competitive pressure led to a modest decline in performance. Group companies in Australia, Indonesia, Sri Lanka and the Philippines significantly improved their results during the first half. Added to this has been the positive contribution from India from the second quarter. Internal operating EBITDA growth in this Group region was 8.3 percent.

Further growth in 2005

The guidance for the 2005 business year, published in March and confirmed in May 2005, remains valid. Positive conditions in the construction sector should continue in the second half of the year across most markets in which Holcim operates and demand for construction materials should remain stable at a high level. The Board of Directors and the Executive Committee again expect to see an improvement in results for the current business year. Internal operating EBITDA growth is once more likely to exceed the long-term average of 5 percent.

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Holcim is one of the world's leading suppliers of cement, aggregates (crushed stone, sand and gravel), concrete and construction-related services. The Group holds majority and minority interests in more than 70 countries on all continents.

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This media release is also available in German.

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Corporate Communications: phone +41 58 858 87 10
Investor Relations: phone +41 58 858 87 87

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This media release, the Half-Year Report 2005 and results presentation can be downloaded from www.holcim.com/presentations

File N° 82-4093

Key figures

Group Holcim first half		2005	2004 Restated 1	+/-%	+/-% local currency
Annual cement production capacity	million t	156.1	154.1 2	+1.3	
Sales of cement and clinker	million t	52.5	49.3	+6.5	
Sales of aggregates	million t	68.3	48.6	+40.5	
Sales of ready-mix concrete	million m^3	17.2	13.8	+24.6	
Net sales	million CHF	7,870	6,317	+24.6	+27.1
Operating EBITDA	million CHF	2,037	1,720	+18.4	+21.2
Operating EBITDA margin	%	25.9	27.2		
EBITDA	million CHF	2,098	1,752	+19.7	+22.3
Operating profit	million CHF	1,448	1,071	+35.2	+38.4
Operating profit margin	%	18.4	17.0		
Net income	million CHF	774	477	+62.3	+65.6
Net income attributable to equity holders of Holcim Ltd	million CHF	650	356	+82.6	+85.1
Net income margin (share Holcim Ltd)	%	8.3	5.6		
Cash flow from operating activities	million CHF	686	688	-0.3	+1.9
Cash flow margin	%	8.7	10.9		
Net financial debt	million CHF	14,365	6,846 2	+109.8	+93.4
Total shareholders' equity	million CHF	12,835	10,661 2	+20.4	+12.9
Gearing 3	%	111.9	64.2 2		
Personnel	30.6.	61,006	46,909 2	+30.1	
Earnings per dividend-bearing share 4	CHF	2.85	1.78	+60.1	+62.4
Earnings per share (fully diluted) 4	CHF	2.80	1.78	+57.3	+59.6
Cash earnings per dividend bearing share 4 5	CHF	2.96	2.59	+14.3	+15.8
Principal key figures in USD (illustrative) 6					
Net sales	million USD	6,504	4,974	+30.8	
Operating EBITDA	million USD	1,683	1,354	+24.3	
Operating profit	million USD	1,197	843	+42.0	
Net income attributable to equity holders of Holcim Ltd	million USD	537	280	+91.8	
Cash flow from operating activities	million USD	567	542	+4.6	
Net financial debt	million USD	11,223	6,005 2	+86.9	
Total shareholders' equity	million USD	10,027	9,352 2	+7.2	
Earnings per dividend-bearing share 4	USD	2.36	1.40	+68.6	
Cash earnings per dividend bearing share 4 5	USD	2.45	2.04	+20.1	
Principal key figures in EUR (illustrative) 6					
Net sales	million EUR	5,077	4,075	+24.6	
Operating EBITDA	million EUR	1,314	1,110	+18.4	
Operating profit	million EUR	934	691	+35.2	
Net income attributable to equity holders of Holcim Ltd	million EUR	419	230	+82.2	
Cash flow from operating activities	million EUR	443	444	-0.2	
Net financial debt	million EUR	9,268	4,417 2	+109.8	
Total shareholders' equity	million EUR	8,281	6,878 2	+20.4	
Earnings per dividend-bearing share 4	EUR	1.84	1.15	+60.0	
Cash earnings per dividend bearing share 4 5	EUR	1.91	1.67	+14.4	

1 Adjusted in line with IFRS 2005.
2 As of December 31, 2004.
3 Net financial debt divided by total shareholders' equity.
4 EPS calculation based on net income attributable to equity holders of Holcim Ltd.
5 Excludes the amortization of goodwill and other intangible assets.
6 Income statement figures translated at average rate; balance sheet figures at year-end rate.